(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000
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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward Bartz

RE:	Fidelity Rutland Square Trust II (the trust): Strategic Advisers Small-Mid Cap Fund (the fund) File No. 811-21991

Ladies and Gentlemen:

On behalf of the above referenced fund, transmitted herewith for filing pursuant to Rule 14c-5(b) of Regulation 14C under the Securities Exchange Act of 1934 is a definitive copy of the Information Statement scheduled to be mailed to shareholders of the fund as well as a form of email notification that will be sent to a shareholder that has opted to receive his/her information statement materials electronically.

The Annual Report to shareholders was filed for Fidelity Rutland Square Trust II pursuant to Rule 30b2-1 under the Investment Company Act of 1940.

The Information Statement is tagged to indicate changes made since the preliminary filing on June 17, 2011.

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/s/ Steve Kavalek
Steve Kavalek
Legal Product Group